Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  333-203990

The following excerpts are from the 2015 Second Quarter Earnings Conference Call/Webcast, hosted by Olin Corporation on July 31, 2015.

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Joseph Rupp - Olin Corp. - Chairman and CEO

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We continue to focus significant effort preparing for the Dow transaction. Several significant milestones toward closing the transaction have been achieved. All antitrust approvals have been received and Dow has received a favorable private letter ruling from the IRS. We’ve completed a $1.85 billion unsecured credit facility with our banks which will partially fund the Dow transaction and provide backup liquidity.

The next key milestone will be the approval of the transaction by our shareholders. We now expect to close early in the fourth quarter. We are confident the transaction will be value creating and once the transaction is complete, Olin will become the leading chlor alkali producer in the world. The number one global seller of membrane caustic soda, the number one global seller of chlorinated organic products, the number one global supplier of epoxy materials, and the number one North American supplier of chlorine, bleach, and on-purpose hydrochloric acid.

With the Dow businesses, we will create an industry-leading chlor alkali and chlorine derivatives company with significant scale. We believe the new Olin will be less cyclical as we expand our chlorine placement opportunities from three to 19 products.

The chlorine businesses we are acquiring from Dow are complementary to the Olin chlorine businesses and significantly less vulnerable to the current weakness in the market prices of chlorine and caustic soda. The global epoxy business and global chlorinated organic businesses, which account for approximately 70% of the sales that we are acquiring, are sensitive to the manufacturing costs of chlorine and caustic soda and less on the market prices.

As you know, we believe we are acquiring the lowest cost chlor alkali manufacturing assets in North America.

In addition, Olin will sell significant quantities of chlorine and caustic soda to Dow. These sales are also sensitive to the manufacturing costs of chlorine and caustic soda, not the market prices. As a result, we see limited risks from weak market chlorine and caustic soda prices to the annual Dow chlorine products pro forma forecast.

We believe that we will generate at least $200 million in annual synergies within three years after closing.

Some of the key benefits Olin expects from the acquisition will come from a significant reduction in the average cost of manufacturing ECU. We have the opportunity to lower average manufacturing costs in some cases by as much as a third.

The use of the current Dow facilities to affect a meaningful reduction in the annual number of chlorine rail miles shipped is another significant opportunity for us and will create significant rail savings.

The opportunity to continue to expand our sales of bleach -- we expect that by the summer of 2017, bleach season, we will be in a position to achieve double-digit growth in bleach shipments. We are also pleased that the current leaders and the respective management teams of Dow Chlorine Products, global epoxies, chlor alkali vinyls and chlorinated organics in the global chlor alkali manufacturing have all agreed to join Olin at closing.

All the Dow Chlorine Products’ management team has significant chemical industry experience with the epoxy, chlorinated organics, chlor alkali, and vinyls businesses.

As I stated earlier, we expect to close early in the fourth quarter and at that point, we will unite the two oldest chlor alkali manufacturers both who have operated over 100 years and we will celebrate our past and we will look forward to a promising future together.

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Frank Mitsch - Wells Fargo Securities, LLC - Analyst

A couple questions on the transaction. When do you think the timing -- what is your guesstimated timing of the shareholder vote? And did you guys have an estimate from the Dow side as to what that business generated in the second quarter in terms of EBITDA? I know that the first quarter was hampered somewhat by a turnaround, so I’m just curious if you guys had -- what that second quarter number -- EBITDA number was.

Joseph Rupp - Olin Corp. - Chairman and CEO

We do not have that number from them at this point in time. That will come out when we revise the S-4, Frank. And our intention right now is for anticipating the shareholder meeting in early to mid-September.

Frank Mitsch - Wells Fargo Securities, LLC - Analyst

All right, early to mid-September and then it will be a couple weeks after that in terms of when you could close the transaction, is that correct?

Joseph Rupp - Olin Corp. - Chairman and CEO

That is correct. We are -- want to be as early in the fourth quarter as possible.

Frank Mitsch - Wells Fargo Securities, LLC - Analyst

All right, terrific. And Joe, this is -- this transaction is obviously yet another of the consolidation that we’ve seen happen in chlor alkali and I’m just curious from your perspective in terms of looking at the regulatory agencies, etc. There’s been some speculation about another possible move in the chlor alkali space in terms of a combination.

Do you have a sense as to how favorably or not favorably the regulatory agencies might look at this? Is this something that we might be able to see some more consolidation take place even after you get together with Dow?

Joseph Rupp - Olin Corp. - Chairman and CEO

I think -- and naturally, Frank, it depends on who it is, but I think there’s always -- there’s still a significant number of chlorine and chlor alkali producers and I think that the proper guys put together, there is room for -- we always said one more, but if there’s some room for another one, that would be great.

Frank Mitsch - Wells Fargo Securities, LLC - Analyst

All right, great. And lastly, since we last spoke from your last conference call, Mitsui did put its option and it appears like you guys picked up their part of the JV at a reasonable multiple. Any insights as to what happened there and what are your thoughts now that you have the entirety of that operation?

Joseph Rupp - Olin Corp. - Chairman and CEO

I’m not totally sure exactly what happened because that was a deal between Dow and between Mitsui. I do know that they had the opportunity to exercise it and chose to do it. From our perspective, while we hold Mitsui at high regard and hope to continue a relationship in some way with them, we think having control of the most moderate and cost-effective membrane facility in the world is an advantage to us.

Frank Mitsch - Wells Fargo Securities, LLC - Analyst

Thanks so much.

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Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

I know you don’t have an estimate for Dow’s EBITDA yet, but based on the data you seen so far, do you know if the results have been better or worse than you would’ve expected, given the current demand supply environment?

Joseph Rupp - Olin Corp. - Chairman and CEO

Obviously we can’t comment because we don’t know. What we would say is that we could comment on the first quarter results, which in the S-4 indicate where they ended up and they did have an outage, which affected their first quarter and if you take that into account, the first quarter is exactly what we would’ve expected them to be.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay, great, and do you have a sense of what the seasonality is for the earnings of the chlor alkali chlorinated organics and epoxy businesses for Dow?

John Fischer - Olin Corp. - President and COO

We actually think there’s very little seasonality in their business compared to ours.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay, great. And can you clarify what amount of debt and liabilities you’re adding to your balance sheet from the transaction?

Todd Slater - Olin Corp. - VP and CFO

As of -- we’re going to assume approximately -- after the Mitsui tag approximately $600 million of debt. We’re also going to assume pension liabilities of approximately $400 million, and on top of that, we’re going to be a little over $2 billion of additional cash will be required at closing to fund the transaction.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay and I believe because of your overfunded pension status, there’s a possibility you may not have to assume all of the $400 million. Is that still your understanding?

John Fischer - Olin Corp. - President and COO

The total pension liability that we are assuming domestically is $400 million. There’s another $130-odd million we have to assume internationally. We do not -- we believe there is a better than 50% probability that the $400 million we’re assuming will require no funding on our part going forward.

So we are assuming $400 million of liability. We don’t believe it will cost us anywhere near $400 million.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay, I understand. And lastly was the $52 million of insurance gains, was that included in your previous guidance?

John Fischer - Olin Corp. - President and COO

No, it was not.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay, great, thank you.

Operator

Don Carson, Susquehanna Financial.

Don Carson - Susquehanna Financial Group/SIG - Analyst

Just a question on near-term ECU fundamentals. We’ve hit pretty low operating rates which normally would help support caustic here, so what is the issue with caustic? Is it weak domestic demand, weak export demand, or just more imports because of the strong dollar or some combination of the three?

John McIntosh - Olin Corp. - Sr. VP Chemicals

It’s probably a combination of the three, Don. For us, mostly, as we look at our corporate and as we look at the other domestic players it’s demand-driven. There’s just not robust demand and when we look just at the second quarter of our results, we had significant weakness in several of the key segments that are, you know, major caustic consumers for us, namely pulp and paper which is to some extent was driven by a strong (technical difficulty).

Joseph Rupp - Olin Corp. - Chairman and CEO

I think that the overall market, if you look at it, is flat is really what it is and we’re still digesting some additional capacity that came along a year ago. We are not getting the growth that we need to get to absorb that.

Don Carson - Susquehanna Financial Group/SIG - Analyst

And then post the Dow deal, what kind of shutdowns do you see in some of your stranded assets in order to reduce chlorine shipments by rail, thinking of up in Quebec as well as McIntosh? And then will that capacity be shut down permanently or you will just do some deep bottlenecks within the existing Gulf Coast system?

Joseph Rupp - Olin Corp. - Chairman and CEO

Don, obviously we can’t talk about that until we close but after we close, we will be able to lay out what our plan of action is. I think a couple of things we’d say is certainly the Gulf Coast is the lowest cost manufacturing location in the world and there’s opportunities for us and we will make that clearer after we get a chance to close.

Don Carson - Susquehanna Financial Group/SIG - Analyst

Okay, thank you.

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Christopher Butler - Sidoti & Company - Analyst

And just one more if you let me. Is the transaction nearest to you and taking on significant debt with the deal -- do you anticipate any change to your dividend policy post-deal?

Joseph Rupp - Olin Corp. - Chairman and CEO

What I would say -- the right answer for me to say is that the Board considers it every quarter based upon all the elements, but our -- what we like to say, Chris, is we’ve paid a dividend for 355 consecutive quarters. We understand the importance of it and we fully intend to continue it.

Christopher Butler - Sidoti & Company - Analyst

All right, appreciate your time.

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Arun Viswanathan - RBC Capital Markets - Analyst

I guess I just wanted to understand the statement you made earlier in the call regarding the S-4. So you said that you will be issuing an updated statement proxy but did you also say that manufacturing cost savings would offset any ECU weakness or can you just clarify why you think that the pro forma projections are still valid?

Joseph Rupp - Olin Corp. - Chairman and CEO

What we talked about was the first quarter, if you looked at the first quarter, it took into account what the EBITDA that was reported, took into account the statement and the MD&A from Dow about the outage they have. If you took a look at that first quarter, it would be right on what our expectation would’ve been.

Arun Viswanathan - RBC Capital Markets - Analyst

Right, no, but earlier, I guess, in your prepared remarks, you noted that there’s significant cost savings on the manufacturing side, but you would be issuing a new S-4, so what would the new S-4 have as far as updated projections?

Joseph Rupp - Olin Corp. - Chairman and CEO

I think we’re combining two statements. Those cost savings, on the side of when we take over, the S-4 -- there’s another S-4 that has to be filed that will incorporate our second quarter and Dow’s second quarter. I think at one point we were trying to (multiple speakers)

Arun Viswanathan - RBC Capital Markets - Analyst

But we shouldn’t expect any changes I guess to the future projections and fairness opinion and so on?

John Fischer - Olin Corp. - President and COO

No.

Arun Viswanathan - RBC Capital Markets - Analyst

Okay, great. And then you characterized Dow’s chlorine products business as the lowest cost amongst your competitors. How would you characterize your own system and where do you see opportunities to bring those costs down?

Joseph Rupp - Olin Corp. - Chairman and CEO

Our system has some plants that are competitive and some plants that are not as competitive and what we have to take -- bear in mind is that while our plants are not in the Gulf Coast, they are regional and while they may have some manufacturing cost disadvantages, oftentimes they have logistics advantages.

So what we have to do is look at the -- and we are as you can imagine -- we know what we need to do and we will be in a position to be able to talk about that after we close.

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Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

Can you give us some sense of what your blended interest rate will be once you completed the transaction?

Todd Slater - Olin Corp. - VP and CFO

The information that we’ve disclosed in the S-4 -- the average is 4%.

Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

And environmental liabilities?

John Fischer - Olin Corp. - President and COO

They’re going to be unchanged from where we are today as Olin.

Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

Okay, thank you very much.

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John Roberts - UBS - Analyst

Good luck with the transaction. Could the problem with caustic be high ethylene prices so that the integrated vinyl players look at caustic as a loss leader to move ethylene, so chlorine is just not as linked to caustic anymore like it used to be?

John McIntosh - Olin Corp. - Sr. VP Chemicals

I think there is some validity to that. If you look historically, if you go back far enough, there was enough relationship between chlorine and caustic consumers that you had really each class of customers that were ECU customers that took both. A lot of things have happened in the years since that point in time including regulatory change, including increases in global caustic trade, including the phenomenon you just mentioned that I think continued to decouple chlorine and caustic from each other and I think that decoupling is near complete now.

John Roberts - UBS - Analyst

I was thinking chlorine used to be the dominant part of the vinyl molecule and so whether chlorine or vinyl went up or down it would affect caustic but now that chlorine is the minority value in the vinyl molecule, maybe those guys don’t care where caustic goes anymore.

Joseph Rupp - Olin Corp. - Chairman and CEO

I think it’s a good -- it’s worth considering your premise but I do think that they care a little bit more about the caustic -- there’s a floor in caustic that’s important to them especially those guys who’ve invested in chlor alkali assets.

John Roberts - UBS - Analyst

All right, okay, thank you.

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Alex Yefremov - Nomura Securities - Analyst

Thank you. And a final question if I may, have you been able to assess the reliability history of Dow’s chlor alkali assets that you’re buying and how does that history compare to Olin’s system and also to the industry in general?

Joseph Rupp - Olin Corp. - Chairman and CEO

What I would say is that we have been extremely impressed with the reliability, the engineering, and the state of all the assets that Dow -- we are buying from Dow, so we believe that we are buying into a very reliable system.

Alex Yefremov - Nomura Securities - Analyst

Thank you very much.

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Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

In addition to seeing some firming demand in caustic in your system, did you indicate that there could be a few planned outages in the industry that could impact caustic supply?

John McIntosh - Olin Corp. - Sr. VP Chemicals

We don’t have any outages scheduled in our system for the third quarter and I’m not aware of any other major outages scheduled in the third quarter around the industry. Typically in the fourth quarter, there are outages scheduled and we do have some outages scheduled in the fourth quarter.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay, I know you will be expanding in the 16 new derivative products but do you have an estimate for what the percentage of overlap and Dow’s chlor alkali EBITDA would be with your legacy chlor alkali EBITDA?

John Fischer - Olin Corp. - President and COO

I’m not sure I understand the question.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

I guess just how much overlap there is in the two end markets between your business and Dow’s in the earnings streams.

John Fischer - Olin Corp. - President and COO

Anything that’s chlorine related, there’s no overlap at all.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Okay.

John Fischer - Olin Corp. - President and COO

And they sell caustic and we sell caustic and that’s about the overlap.

Jason Freuchtel - SunTrust Robinson Humphrey - Analyst

Great, thank you.

Operator

Alex Yefremov, Nomura.

Alex Yefremov - Nomura Securities - Analyst

Just wanted to make sure, did I hear that correctly that you expect caustic soda volumes to decline year over year in the third quarter and if that is correct, what is driving that? It looks like you expect higher utilization on a year-over-year basis.

John McIntosh - Olin Corp. - Sr. VP Chemicals

I don’t remember -- caustic demand third quarter - second quarter to third quarter, I believe, is relatively flat.

Alex Yefremov - Nomura Securities - Analyst

I guess I was thinking more year over year. Is caustic soda demand also flat for up or is it down? If it’s not part of your prepared remarks then I apologize.

John McIntosh - Olin Corp. - Sr. VP Chemicals

For us it’s flat.

Joseph Rupp - Olin Corp. - Chairman and CEO

For the industry it’s flat.

Alex Yefremov - Nomura Securities - Analyst

Okay, thank you.

Operator

Ladies and gentlemen, at this time, I’m showing no additional questions. This will conclude our question-and-answer session. I would like to turn the conference call back over to Mr. Rupp for any closing remarks.

Joseph Rupp - Olin Corp. - Chairman and CEO

I want to thank you for joining us today. We look forward to talking to you in October when we report our third quarter and hopefully successfully report on the closing of our Dow transaction. Thank you.

Operator

Ladies and gentlemen, that does conclude today’s conference call, we do thank you for attending. You may now disconnect your telephone lines.

Forward-Looking Statements

This communication includes forward-looking statements.  These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate.  These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s  chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control.  Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to:  factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s  chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014 and Olin’s Form 10-Q for the fiscal quarter ended March 31, 2015.  These risks, as well as other risks associated with Olin, TDCC’s chlorine products business and the proposed transaction are also more fully discussed in the prospectus included in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Olin on July 16, 2015 and the preliminary proxy statement on Schedule 14A filed with the SEC by Olin on July 16, 2015.  The forward-looking statements should be considered in light of these factors.  In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus and Olin has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”).  Both Olin and Spinco expect to file amendments to these filings before they become effective.   INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS THERETO WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015, and in its preliminary proxy statement filed with the SEC on July 16, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC in connection with the proposed transaction.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.